FBR Growth Conference May 31, 2007 Filed by Inhibitex, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Fermavir Pharmaceuticals Inc. Exchange Act File No. 333-116480

Safe Harbor This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts in this presentation, including statements regarding: the conditions to and the anticipated timing of the closing of the merger with FermaVir; the clinical development plans and possible attributes of FV-100 and the CMV compounds, the acquisition of additional antiviral compounds, the number of years of liquidity the company may have, and anticipated Board, management and scientific advisory board changes and additions are forward-looking statements. These plans, intentions, expectations or estimates may not actually be achieved and various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including risks relating to the ability to obtain the requisite approvals for the transaction and the failure of Inhibitex or FermaVir to satisfy the other conditions to the transaction such that the merger is not consummated; the risk that the FV-100 and CMV programs will not advance into clinical development; the risk that Inhibitex will not successfully in-license additional antiviral programs; Inhibitex's ability to obtain funding to support its planned future business activities and other cautionary statements contained elsewhere herein, and in risk factors described in or referred to in greater detail in the "Risk Factors" section of the Inhibitex's Annual Report on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission, or SEC, on March 16, 2007. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.

Inhibitex - Shifting Focus to Development of Antivirals Focused on the development of products that can treat, prevent or diagnose serious infections Antiviral therapeutics represents an attractive opportunity Early value creation potential Established classes of compounds Validated targets Announced acquisition of FermaVir in April 2007 Intend to obtain additional antiviral programs MSCRAMM platform generates revenue stream

FermaVir Transaction

Advances Strategic Focus on Antivirals Two development programs with potential to improve standard of care FV-100 (for Shingles) Series of CMV compounds Access to world-class medicinal chemistry and virology Highly synergistic with INHX anti-infective drug development capabilities

Summary of Acquisition Terms Stock for Stock - exchange ratio of 0.55 INHX shares per FMVR share 20.8 million FMVR shares outstanding (11.45 million INHX shares) Up to 13.9 million options/warrants assumed (7.6 million INHX shares) Unanimously approved by INHX and FMVR boards INHX and FMVR shareholder approval required Voting agreements executed to date INHX - 34% FMVR - 32%

Eric DeClercq, MD, PhD* Rega Institute, Leuven University Co-inventor of 7 approved antivirals: HIV, herpes zoster, hepatitis B, CMV Jan Balzarini, PhD Rega Institute, Leuven University Co-inventor on 14 patents, two approved antivirals for the treatment of HIV Chris McGuigan, PhD** Cardiff University Co-inventor on multiple patents, including FV-100 and CMV compounds Richard Whitley, MD* UAB Leading authority in the treatment and prevention of herpes, VZV and other viruses World Class Science * Will join Inhibitex Scientific Advisory Board ** Will join Inhibitex Board of Directors

FV-100 A Potent Bicyclic Nucleoside Analogue for the Treatment of Shingles

Shingles (Herpes Zoster) Caused by varicella zoster virus (chicken pox) >2.5 million cases of shingles are diagnosed worldwide each year ? 50% of cases in people >60 years Estimated market for antivirals is $400M+ Photo from S. W. Wassilew, Kilikum Krefeld

Incidence of Shingles Increases with Age 0-14 15-29 30-39 40-49 50-59 60-69 70-79 > 80 Overall 1.1 1.4 2 2.9 4.6 6.9 9.5 10.9 3.2 ** Based on an ICD-9 diagnosis code for HZ Estimated U.S. Population in 2005 was 3.0B Insigna, et al. 2005, J. Gen Intern Med, 20:748-753

Shingles Associated Pain Acute pain Lasts 2-4 weeks Prodromal pain prior to blister formation PHN Pain at 90+ days Risk increases with age May last for months or years All patients >60 >70 PHN 20 50 75 VZV Research Foundation

Antiviral Effect on Pain in Shingles Patients Over 50 30 60 90 120 150 Placebo 68 60 55 46 42 Antiviral 53 50 30 29 26 Beutner et al., 1995; Wood et al., 1996; Dworkin et al., 1998

Antiviral Therapy Can Reduce PHN Tyring, S. et. al. Ann Intern Med 1995;123:89-96 p<0.003 p<0.004 A significant proportion of patients still possess PHN following antiviral therapy

Shingles – Current Antiviral Therapies

	Acyclovir* (Zovirax)	Valacyclovir* (Valtrex)	Famciclovir* (Famvir)	Brivudine** (Zostex)
Regimen	800mg 5xD	1000mg TID	500mg TID	125mg QD
Effect on New Lesion Cessation	+	++	++	+++
Indication for PHN	No	No	No	No
Safety	+	+	+	(5-FU interaction)
2006 Sales (Seven major countries)	$ 426M	$ 2,045M	$ 405M	NA

* Approved for the treatment of both herpes simplex and shingles

** Not approved for use in the US

Estimated shingles market is $400M+

13

inhibitex

Shingles - Unmet Medical Need Reduce acute pain and PHN Prevent nerve damage More convenient dosing Current antiviral therapy is 3X-5X daily Shorten duration of symptoms Current therapy takes 3-4 days to address symptoms More potent compounds that can rapidly inhibit viral replication

Differentiating Attributes of FV-100 Potent antiviral activity 1,000 - 10,000 more potent than Valtrex(r) and Famvir(r) in vitro Lipophilic Rapid tissue penetration and retention Specific activity for VZV Less side effects FV-100 has the potential to address unmet needs

Potent Antiviral Activity In vitro Andrei et al., 2005, Antimicrobial. Agents. Chemother. 49, 1081-1086 FV-100 Valtrex Famvir Zostex

Rapid Tissue Penetration CF-1743 can be detected in cells within 2 minutes completely inhibits replication in <2 hrs Acyclovir does not completely inhibit replication until 48-72 hrs of exposure

Drug Titration - 2 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (2hr) 25 25 25 25 25 25 25 25 25 BVDU (2hr) 25 25 25 25 25 25 25 25 25 25 25 CF-1743 (2hr) 25 25 25 25 25 19 3 1 0

Drug Titration - 22 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (22hr) 25 25 25 25 25 25 19 19 17 BVDU (22hr) 25 25 25 25 17 14 11 8 7 3 1 CF-1743 (22hr) 25 25 25 25 17 8 2 1 0

Drug Titration - 70 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (72hr) 25 25 25 25 11 0 0 0 0 BVDU (72hr) 25 25 25 20 2 0 0 0 0 0 0 CF-1743 (72hr) 25 25 25 20 9 1 0 0 0

FV-100 Clinical Development Plan Exploratory Phase I - Q3 2007 Single ascending dose study in normal healthy volunteers Phase Ib or Phase IIa (pending results of exploratory Phase I) Multiple ascending dose study Phase IIb Active control arm (i.e. valacyclovir) Anticipated endpoints: time to cessation of new lesions (antiviral activity); acute pain and PHN (at 90 days)

Cytomegalovirus (CMV)

Cytomegalovirus (CMV) A member of the herpes virus group 50% - 85% of adults in the U.S. are infected by age 40 Can lead to serious disease or death in immunosuppressed patients as well as in newborn infants Use of current antiviral therapies is limited due to bone marrow and renal toxicity

CMV Market Opportunity Approximately 70,000 transplants worldwide/year Solid Organ 56,000 Allogeneic Stem Cell 14,500 50-75% of transplant patients will develop an active CMV infection without preventive therapy Congenital CMV Estimated market is $400-$600M Current antiviral therapies not indicated in stem cell or congenital CMV

CMV Antiviral Treatments

	Maribavir Phase III	Valganciclovir (Valcyte®)	Gancyclovir (Cytovene®)	Foscarnet (Foscavir®)	Cidofovir (Vistide®)
Formulation	Oral	Oral	Oral / IV	IV	IV
Treatment	N	Y	Y	Y	Y
Prophylaxis	Y	Y	N	N	N
Dose Limiting Toxicity	?	Bone marrow, renal	Bone marrow, renal	Renal	Renal
Cross Resistance	?	Y	Y	Y	Y

Valcyte® is market leader
Total CMV market is estimated at $400M+

25

inhibitex

CMV - Unmet Medical Need Reduce/eliminate toxicity Existing therapies are limited due to bone marrow and renal toxicity Use in stem cell transplant patients or congenital CMV infection Cross-resistance

CMV Compounds Exhibit Favorable Profile Two classes of compounds Dideoxy nucleoside analogues Non-nucleoside analogues Potent and selective inhibitor of CMV Novel mechanism of action Time of addition studies suggest that inhibitory activity precedes DNA synthesis Resistance profile Differs from existing CMV antivirals

Lead optimization - end of 2007 Improve potency Maintain/reduce toxicity Phase I: Normal healthy volunteers Single ascending dose Multiple ascending dose Fast Track and Orphan Drug eligible CMV Development Goals

Business Strategy

Strategic Plan Build anti-infective pipeline with focus on antivirals Business Development Partner FV-100 after Phase II Develop CMV program independently Leverage or monetize MSCRAMM platform/programs Partner Aurexis

Financial Overview $59.6M in cash as of 3/31/07 Ongoing revenue from existing MSCRAMM-related license and collaboration agreements 2+ years liquidity

Near-Term Milestones/Goals Close FermaVir transaction in July or August FV-100 Initiate exploratory Phase I in Q3 2007 CMV Select lead clinical candidate by end of 2007 In-license or acquire additional antiviral development programs

FBR Growth Conference May 31, 2007

Building an Antiviral Focus FV-100 expected to enter Phase 1 Q3 07 Select lead CMV clinical candidate in 2007 In-license/acquire additional antiviral programs Access to world class antiviral expertise Well capitalized to advance multiple antiviral programs ($59.6M on hand at 3/31/07)

Shingles - Disease Course Reactivated virus initiates vesicle formation Epidermal blisters form (pox) Blisters fill with pus Blisters form crust Nerve damage Acute pain Post herpetic neuralgia (PHN)